EXHIBIT (12)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (RESTATED – NOTE 2)

	Twelve Months Ended March 31, 2003
	(Restated – Note 2)

Income before provision for income taxes and fixed charges (Note A)	$79,814,413

Fixed charges:
Interest on first mortgage bonds	$15,248,969
Amortization of debt discount and expense less premium	953,029
Interest on short-term debt	651,416
Interest on long-term debt	8,896,506

Interest on trust preferred distributions by subsidiary holding solely parent debentures	4,250,000
Other interest	1,157,300
Rental expense representative of an interest factor (Note B)	23,157

Total fixed charges	31,180,377

Ratio of earnings to fixed charges	2.56	x

NOTE A:                    For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:                      One-third of rental expense (which approximates the interest factor).